The Company’s business operations have changed over the past year as the company began to focus on reducing operating expenses and cost of products sold and increase unit sales through a new reseller distribution channel in North America. Therefore, the Company anticipates significant changes in its results of operations as compared to the corresponding period for the last fiscal year. As described in Part III above, the Company experienced delays in the preparation of its financial statements, consequently it is providing below a reasonable, unaudited estimate of changes to results in operations for the year ended December 31, 2012 as compared to the corresponding period in 2011:

Net Losses. The Company’s net loss for the fiscal year ended December 31, 2012 was approximately $21.2 million compared to a net loss of $5.5 million during the fiscal year ended December 31, 2011 (an increase of approximately $15.7 million). The loss for the fiscal year ended December 31, 2012 consisted of operating losses of approximately $6.1 million in 2012 and other expenses of $15.1 million in 2012, primarily non-cash expenses related to derivative liabilities for securities issued with the Company’s $4.3 million November 27, 2012 secured convertible debentures (see below). In 2011, the Company had operating losses of $7.2 million and other (income) of ($1.7 million).

 Loss Per Share. For the fiscal year ended December 31, 2012, basic and fully diluted earnings per share were approximately $(1.57), compared to a loss per share of ($0.99) on a basic and fully diluted basis for the fiscal year ended December 31, 2011.

Revenues. Consolidated revenues were approximately $4.5 million for the year ended December 31, 2012, a decrease of $0.8 million or 18% as compared to consolidated revenues of $5.3 million for the corresponding period in 2011. The decrease in consolidated revenues was a result of a decrease in international T3 units shipped, as well as delays of North American dealer channel shipments caused by cash shortfalls in the third and fourth quarters of 2012 which impacted the Company’s ability to build and ship units to its new North American distribution channel.

Gross Profits. Consolidated gross profit decreased from $0.6 million in 2011 to $0.5 million in 2012. The decrease of $0.1 million resulted from lower international unit shipments as compared to the corresponding period for the fiscal year ended December 31, 2011. The gross margin was approximately 11% in both fiscal years.

Operating Expenses. Operating expenses include corporate overhead, financial and administrative contracted services, marketing, consulting costs, sales expenses, and research and development expenses. During the fiscal year ended December 31, 2012, we incurred approximately $6.6 million in Operating expenses compared to $7.8 million incurred during the fiscal year ended December 31, 2011 (a decrease of $1.2 million or 15%). The decrease was driven primarily by a decrease of $1.1 million in outsourced R&D expenses and materials charges incurred in 2011 for costs related to the Company’s next generation T3 units and its R3 electric automobile project. The Company significantly reduced its R&D expenses beginning in April 2012.

Other (income) expense. Other (income) expense includes cash and non-cash charges for interest expense, losses on debt extinguishment, and mark to market gains and losses on the Company’s derivative liabilities. For the year ended December 31, 2012, the company had other expenses of $14.8 million compared to other (income) of ($1.7 million) for the year ended December 31, 2011.

In 2012, the Company incurred significant non-cash expenses related to the November 27, 2012 issuance of $4,353,250 in senior convertible debentures. The debentures were issued with additional detachable equity and derivative equity securities, recorded as derivative liabilities, and consisting of 4,353,250 shares of stock valued at the issuance date of approximately $1.4 million; 43,532,500 5-year warrants with an exercise price of $0.10 per share and valued as of the issuance date at approximately $13.8 million, and a conversion feature that allows for the debt holders to convert their principal into 43,532,500 shares of the Company’s common stock at $0.10 per share for one year and valued as of the issuance date at approximately $10.4 million. The Company recorded a debt discount of $4.3 million on the issuance date and recorded charges to other expense of $21.3 million reflecting the excess fair value of the securities issued over the face value of the notes issued. Between November 27, 2012 and December 31, 2012, the Company amortized $0.4 million of debt discount to interest expense and marked to market the derivative securities issued as of December 31, 2012, which resulted in a gain of $7.5 million due to the reduction in market values of the issued equity and derivative securities between the November 27, 2012 issuance date and the December 31, 2012 balance sheet date. The net effect of the charges as of the November 27, 2012 issuance of the debt securities, the mark to market gain through December 31, 2012, and the amortization of the debt discount recorded totaled approximately $14.2 million. The Company expects that the existence of the derivative securities will result in significant gains and losses in future periods until the securities have all been exercised, converted, cancelled or retired.

In 2011, the Company had other (income) of ($1.7 million) consisting of a ($2.3 million) gain on changes in derivative liabilities and $0.6 million in interest expense. That gain on derivative liabilities was due to the conversion of derivative securities into the Company’s May 2011 public offering financing and is non-recurring in nature.

Balance Sheet. The Company ended 2012 with total assets of approximately $3.8 million (representing a decrease of $0.7 million as compared to the corresponding period for the year ended December 31, 2011), including $1.3 million in cash, $0.5 million in accounts receivable, and $1.2 million in inventories. At December 31, 2011, the Company had total assets of $4.5 million, including $2.2 million in cash, $0.5 million in accounts receivable, and $1.8 million in inventories. At December 31, 2012, the Company had liabilities of approximately $19.9 million including accounts payable and accrued liabilities of $1.8 million, debt of $1.4 million (net of $3.9 million of unamortized debt discount), and derivative liabilities associated with marked to market warrants and debt conversion features of $16.7 million. At December 31, 2011, the Company had liabilities of $2.7 million consisting of $1.4 million of accounts payable and accrued liabilities and $1.3 million of debt.